ASANKO GOLD FAST TRACKS MINING AT AKWASISO

Highlights:

  Akwasiso to be fast tracked ahead of Dynamite Hill and will commence ore mining in June 2017, following approval by the Ghanaian Regulatory Authorities

  Decision to fast track mining of Akwasiso driven by its proximity to the processing facility, lower capital entry costs and higher oxide volumes which can be mined and processed at lower costs than current Nkran operations

  Dynamite Hill re-scheduled to commence mining in Q1 2018, in line with the original Akwasiso timing

  Environmental Permits received for Dynamite Hill, Nkran Extension and Adubiaso Extension

  Expansion Definitive Feasibility Study nearing completion and will be published on June 5, 2017, along with updated life of mine plan for all 11 pits comprising the Asanko Gold Mine complex

Vancouver, British Columbia, May 23, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce the commencement of mining operations at the Akwasiso deposit, part of the Asanko Gold Mine (“AGM”), located in Ghana, West Africa, following approval by the Ghanaian Regulatory Authorities to commence mining.

The decision to accelerate the mining of Akwasiso ahead of Dynamite Hill is due to receipt of regulatory approval and follows the recent successful completion of an in-fill drill program that substantially increased Measured Reserves by 62% to 214,500 contained ounces of gold. In addition, the deposit is four kilometres closer to the processing facility thereby reducing transport costs and site establishment costs as well as being higher grade and larger than Dynamite Hill, enabling greater mining flexibility.

Located approximately three kilometres north east of the processing facility, Akwasiso is the largest satellite deposit and being at surface requires minimal pre-strip or development work. Mining operations will focus initially on the oxide ore, which will augment the ore feed to the existing processing facility as the volumetric upgrades come online as part of the Project 5 Million (“P5M”) upgrade to 5Mtpa. In line with our Corporate Social Responsibility strategy, the mining contract has been awarded to a local Ghanaian mining contractor who has been mobilized with both road and site preparations already underway. First ore is expected to be fed to the plant in June 2017. Dynamite Hill has now been re-scheduled to commence mining in Q1 2018, in line with the original Akwasiso timing.

Full details of the mining rates, grades and strip ratio for Akwasiso will be included in the updated life of mine plan, which will be published as part of the Expansion Definitive Feasibility Study which will be released on June 5, 2017.

Peter Breese, President and CEO, commented “With the successful in-fill drill program completed and timely approval from the regulatory authorities, it made perfect sense to accelerate Akwasiso ahead of Dynamite Hill given its proximity to the plant, lower capital costs and that it is a larger and higher grade deposit than Dynamite Hill. The local mining contractor has already mobilized to site with road construction and site preparation at an advanced stage. First ore from Akwasiso is due in June 2017 and we expect the mining and processing costs of this ore to be considerably cheaper than the current hard rock operations at Nkran.

We continue to see 2017 as a year of two halves with the true benefit of Akwasiso to be realized in H2 as we leverage the benefits of Akwasiso’s oxide material through the volumetric upgrades in the processing facility that are tracking well ahead of schedule.”

Asanko is also pleased to announce that the Ghanaian Environmental Protection Agency has issued the Environmental Permits for Dynamite Hill, Nkran Extension and Adubiaso Extension. Receipt of these permits completes the permitting process for these satellite deposits, which are now ready for mining operations.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck - VP Corporate Development and Investor Relations
Telephone: +1 778 986-2000
Email: ryan.walchuck@asanko.com

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The mine is being developed in phases. Phase 1 commenced gold production in January 2016 and declared commercial production on April 1, 2016. Ramp-up to steady state production was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).